

Mail Stop 4628

January 18, 2018

Chris Bunka
Chief Executive Officer, Director and Chairman
Lexaria Bioscience Corp.
156 Valleyview Road
Kelowna, British Columbia, Canada V1X 3M4

> **Re: Lexaria Bioscience Corp.**
> **Registration Statement on Form S-4**
> **Filed January 5, 2018**
> **File No. 333-222451**

Dear Mr. Bunka:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

                                        Sincerely,

                                        /s/ Kevin M. Dougherty *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: William Macdonald
        Macdonald Tuskey